FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2005

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated April 11, 2005- Shell Creek Property Update

2.

News Release dated April 25, 2005- Airborne Magnetic Survey on the Shell Creek Property

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date:  9 May , 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

DATE: April 11, 2005

______________________________________________________________________________________

SHELL CREEK PROGRAM PLANS

Logan Resources Ltd. (the Company) is pleased to report that having reviewed available background information and the results of our very limited 2004 mapping and sampling program reported in our December 15, 2004 news release No. 04-19, we believe the Shell Creek property is a significant copper-gold exploration target.

The project area is very large

•

Logan holds 98 square km of claims encompassing the 18 km belt of banded iron formation (BIF) with a direct relationship to the widespread copper-gold mineralization.

Mineralized quartz saddle reefs appear to be the main source of gold and copper in the project area.

Saddle reefs are a classic model for “world class” gold deposits, the Australian Bendigo-Ballarat District, which produced over twenty-five million ounces, being the main example.  Four Shell Creek saddle reefs have already been identified over a 6 km section with a very strong potential for finding more.  The Shell Creek reefs have many geological and physical similarities to those in Bendigo-Ballarat, an important difference being the presence of significant copper at Shell Creek. As at Bendigo-Ballarat, Shell Creek has coarse, visible gold prevalent in late-stage veins.

There are two significant target minerals, each with economic potential

•

Rock, soil, and stream silt samples have all shown areas anomalous in copper and gold or both.  There has not been enough work to date to project potential tonnage or grade of either metal.

There are regional geological features of possible significance

•

The Tintina Trench, a major terrane bounding fault zone is located along the southern margin of the Shell Creek property; important mineral belts are often associated with such features.

•

The property overlies the largest positive gravimetric anomaly in the Yukon as defined by the Geological Survey of Canada (GSC).

2005 Work Program

In broad terms, subject to change as new information is developed.  It includes:

•

Airborne magnetic survey to better define the detailed distribution and extent of the BIF.

•

Gravity survey to better define the geology.

•

Induced Polarization (IP) survey to identify areas of mineralization.  Copper sulphides associated with gold in the saddle reefs are an ideal conductor.

•

Selective soil sampling to better define anomalous mineralization.

•

Mapping

•

Drilling based on I.P. results to define concentrated zones of late-stage veining to select favourable zones for bulk sampling to define ore grade.

The airborne geophysical survey is expected to start immediately.  The results of the work program will be released in a timely basis.  The Qualified Person on this project is Chris H. Ash (P.Geo.).

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently owns six precious and base metal properties in British Columbia, Yukon Territories and Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
Logan Resources Ltd.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

DATE: April 25, 2005

______________________________________________________________________________________

AIRBORNE MAGNETIC SURVEY ON THE SHELL CREEK PROPERTY

Logan Resources Ltd. (the Company) is pleased to report it is conducting a magnetic survey on its Shell Creek property located 75 kms (~ 47 miles) northwest of Dawson City, in west-central Yukon. The Shell Creek property comprises 488 claim units, over an area of 98 km2, encompassing an 18 km belt of banded iron formation (BIF) with a direct relationship to the widespread copper-gold mineralization.

The survey will be flown by McPhar Geosurveys Ltd. using a high-sensitivity cesium magnetometer. The survey will total approximately 1,200 kilometres of flight lines. Flight line and tie line spacings of 200 meters and 2,000 metres are specified. The intent of the survey is to better define the distribution, orientation and extent of the BIF.

The 2005 planned work program for the Shell Creek property will include a gravity survey, an induced polarization (IP) survey to delineate areas of mineralization, a soil sampling program , mapping, additional prospecting and a diamond drill program based on the results of the above.

The results of the work program will be released in a timely basis.  The Qualified Person for the geophysical portion of this project is Ken Robertson (P.Geo.).

For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

LOGAN RESOURCES LTD.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
Logan Resources Ltd.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.